Man Group USA Inc.

Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com




02055366



October 1, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

1 October 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 September 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$19.88, up 1.27% from the previous week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.

Man Group plc
24 September 2002

24 September 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 23 September 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$19.63, up 3.48% from the previous week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.

23 September 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 23 September 2002 it purchased for cancellation 400,000 of its 10p ordinary shares at a price of 978.46p per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7285 3181

20 September 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 September 2002 it purchased for cancellation 250,000 of its 10p ordinary shares at a price of 971.98p per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7285 3181

19 September 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 19 September 2002 it purchased for cancellation 250,000 of its 10p ordinary shares at a price of 990.26p per ordinary share.

Contacts:

Peter Clarke	Man Group plc	020 7285 3181

17 September 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 September 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$18.97, up 0.21% from the previous week.

Contacts:
David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.